UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA BIO-IMMUNITY CORPORATION

_____________________________________________________

(Name of Issuer)

Common Stock, par value $0.001

_____________________________________________________

(Title of Class of Securities)

16943X 202

__________________________________________

(CUSIP Number)

No. 36 ShengMing 2nd Road

DD Port, Dalian

People’s Republic of China, 116620

86 411 87407598

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2008

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16943X 202

1. Names of Reporting Persons: Quanfeng Wang
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: China
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 2,947,084
8. Shared Voting Power: none
9. Sole Dispositive Power: 2,947,084
10. Shared Dispositive Power: 1,473,542(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,122,881
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 27.49%(2)
14. Type of Reporting Person (See Instructions): IN

(1)

Represents 1,473,542 shares of common stock owned by Earn System Investment Limited, a company which Quanfeng Wang is the director of, the shares of which he may be deemed to be the beneficial owner of.

(2)

Based on 15,000,001 shares of common stock issued and outstanding as of August 6, 2008.

ITEM 1.

SECURITY AND ISSUER.

This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.001, (the "Common Stock") of China Bio-Immunity Corporation (the “Issuer”), a Nevada corporation, whose principal executive office is located at No. 36 ShengMing 2nd Road, DD Port, Dalian, People’s Republic of China, 116620.

ITEM 2.

IDENTITY AND BACKGROUND.

The Individual filing this statement is Quanfeng Wang (the “Reporting Person”).  Mr. Wang’s principal office address is No. 36 ShengMing 2nd Road, DD Port, Dalian, People’s Republic of China, 116620.  Mr. Wang is a director and the chief executive officer of the Issuer.  During the last five years, Mr. Wang has not been convicted in any criminal proceeding.  During the last five years Mr. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2008, on August 6, 2008, the Issuer, entered into a Share Exchange Agreement (the “Exchange Agreement”) with Lawford Asia Limited (“Lawford”), a corporation incorporated under the laws of the British Virgin Islands, and the shareholders of Lawford (the “Shareholders”).  Pursuant to the terms of the Exchange Agreement, the Shareholders agreed to transfer all of the issued and outstanding shares of common stock in Lawford to the Issuer in exchange for the issuance of an aggregate of 13,246,697 shares of the Issuer’s common stock to the Shareholders, thereby causing Lawford and it’s wholly-owned subsidiaries, JINA Immunity Investment Company Limited (“JINA”), a company incorporated under the laws of Hong Kong, and Dalian Jingang Andi Bio-Products Co., Ltd. (“JGAD”), a corporation incorporated under the laws of the People’s Republic of China (“PRC”) to become wholly-owned subsidiaries of the Issuer (the “Share Exchange Transaction”).

The Share Exchange closed on August 6, 2008 and the Shareholders of Lawford delivered all of their equity capital in Lawford to the Issuer in exchange for 13,246,697 shares of common stock of the Issuer, thereby making Lawford a wholly-owned subsidiary of the Issuer.  The Reporting Person was a shareholder of Lawford prior to the closing of the Share Exchange Transaction.   Pursuant to the terms of the Exchange Agreement, at closing of the Share Exchange Transaction, the Reporting Person delivered 1,500 shares of common stock of Lawford to the Issuer and in return received a total of 2,649,339 shares of the Issuer’s common stock.

The foregoing summary of the Share Exchange Transaction and the Share Exchange Agreement is qualified in its entirety by reference to the copy of the Share Exchange Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the SEC on August 6, 2008, each of which are incorporated herein in their entirety by reference.

Additionally, prior to the Share Exchange Transaction, as reported on Schedule 13D filed with the SEC on January 22, 2008, which is hereby incorporated by reference, on December 27, 2007, Earn System Investment Limited, a British Virgin Islands corporation, purchased a total of 2,947,084 shares of common stock in the Issuer, which shares were subsequently reduced to 1,473,542 pursuant to a 1-for-2 reverse stock split.  The Reporting Person is the sole director of Earn System Investment Limited and may be deemed to be the beneficial owner of the shares owned by Earn System Investment Limited.

ITEM 4.

PURPOSE OF TRANSACTION.

The securities of the Issuer were acquired by the Reporting Person in connection with the Share Exchange Transaction.  See Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Person may acquire additional shares of common stock of the Issuer in the future. Except as set forth in this Schedule, the Reporting Person does not have any other present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.  However, the Reporting Person may, from time to time, review or reconsider  his position  with  respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the close of the business day on August 6, 2008, the Reporting Person may be deemed to beneficially own, in the aggregate, 4,122,881 shares of Common Stock, representing  approximately  27.49% of the  Issuer's  outstanding  Shares (based upon 15,000,001  shares issued and outstanding as of August 6, 2008).

(b)

The Reporting Person has the sole right to vote and dispose of 2,947,084 shares of Common Stock owned by the Reporting Person.

(c)

Not Applicable.

(d)

Other than the Reporting Person, no other person is know to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e)

Not Applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided in Item 4 is hereby incorporated by reference.  To the best of the Reporting Person’s knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

(1)

Share Exchange Agreement, dated as of August 6, 2008 by and between China Bio-Immunity Corporation, Lawford Asia Limited, and the shareholders of Lawford Asia Limited (filed as exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on August 6, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Quanfeng Wang

     Quanfeng Wang

      August 14, 2008